UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934


                           CAPITA RESEARCH GROUP, INC.
                           ---------------------------
                 (Name of Small Business Issuer in its Charter)



        Nevada                                                  88-0072350
        ------                                                  ----------
(State of other jurisdiction                                 (I.R.S. Employer
   of incorporation or                                      Identification No.)
     organization)



 900 E. Eighth Avenue, Suite 300, King of Prussia, PA                  19406
 ----------------------------------------------------                  -----
(Address of principal executive offices)                             (Zip Code)



Issuer's Telephone number:  (610) 768-8070
                            --------------



Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

PART I
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ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

Historical Overview of the Company

         Capita Research Group, Inc. (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on December 20, 1957 under the name of Industrial and Petroleum, Inc. The Company was originally incorporated to engage in the mining and oil and gas business. The Company was originally authorized to issue 5 million shares of common stock with a par value of $1.00 per share. Of this amount, 500,000 shares were voting shares and 4,500,000 shares were non-voting shares. On or about April 15, 1958, the Company's Articles of Incorporation were amended and all the 5 million shares of the Company's common stock were designated as voting shares.

         On July 15, 1961 the Company entered into a Merger Agreement with Constant Minerals Separation Process, Inc., a Nevada corporation which was organized on January 10, 1941. Industrial and Petroleum, Inc. served as the surviving corporation and its authorized shares did not change. At this time, the Company continued to engage in the mining and oil and gas business.

         On July 27, 1987 the name of the Company was changed to Pershing Gold, and on November 24, 1987, the Company's Articles of Incorporation were amended to raise the number of authorized shares to 50,000,000 with a par value of $0.10 per share.

         From 1960 to 1992 the Company's main asset was the Barrel Springs properties, a group of mining properties located in Pershing County, Nevada. The Company abandoned the Barrel Springs properties in 1993 and the Company ceased operations at that time.

         In 1995, the Company settled its debts by the issuance of 659,333 shares to ten (10) persons. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). All stock certificates contain a legend setting forth the exemption from registration. The transfer agent has "stop transfer" instructions on these stock certificates. Investment Letter Agreements have been executed by each such stockholder.

         On May 31, 1996, the Company attempted to reorganize its business. As a result of the reorganization, its name was changed to Pershing Products, Inc., and the capitalization was increased to 100,000,000 shares of common stock with a par value of $0.001 per share. The Company's outstanding shares also underwent a reverse split of one (1) share for each seven (7) shares held of record. The Company also issued 5,000,000 shares of its common stock in exchange for certain patent applications filed in the United States, as well as internationally. The 5,000,000 shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The stock certificates issued contained a legend setting forth the exemption from registration. The new stockholders also executed and delivered Investment Letter Agreements and the transfer agent was given "stop transfer" instructions against the stock certificates in question.

         On January 28, 1997, the transaction of May 31, 1996 described in the paragraph above was rescinded and terminated. Four million nine hundred thousand (4,900,000) shares were returned to the Company. The Company's authorized shares remained at 100,000,000 shares of common stock with a par value of $0.001 per share.

         As part of the Company's continued efforts to reorganize, on January 28, 1997, the Company's name was changed to Royal American Mining Properties, Ltd. and a reverse split of the common stock was authorized on the basis of one
(1) share for each three (3) shares held of record. At that point, the Company was not actively engaged in any line of business and its shares were not trading on any exchange.

         On January 27, 1998, the Company entered into an Exchange Agreement under the terms of which the Company acquired all the issued and outstanding shares of NextGen Systems, Inc., a Pennsylvania corporation, in exchange for shares of the Company's common stock. Under the terms of this Exchange Agreement, the Company's management and majority shareholders effected a two for one forward split of the Company's common stock. Accordingly, the Company's shareholders were entitled to two shares of the Company's common stock for every one share they owned. The Company then issued 8,622,000 shares of common stock to an Exchange Agent for the shareholders of NextGen Systems, Inc. and in return received all the issued and outstanding shares of NextGen. At the time of the issuance of these shares, the parties relied upon Section 4(2) of the Securities Act and Rule 504 as the exemption from registration. The Company's name also was changed to Capita Research Group, Inc. As a result, the Company is engaged in the primary business operations of its wholly owned subsidiary, NextGen Systems, Inc.

         As of April 1, 1998, 11,152,000 shares of the Company's authorized shares of common stock were issued and outstanding.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

Background of NextGen Systems, Inc.
-----------------------------------

         NextGen  Systems,   Inc.   ("NextGen")  formerly  was  known  as  Media
Solutions,  Inc.  ("Media  Solutions").  Media  Solutions  was  incorporated  in
Pennsylvania in June of 1994 for the purpose of developing and selling MediaLink, a client/server software system used by the direct response advertising industry.

         In September of 1995, Media Solutions initiated discussions with the National Aeronautics and Space Administration ("NASA") in Langley, Virginia about licensing NASA's software technology known as the "CREW software". This software measures a test respondent's EEG, or brain wave impulse, when subjected to aural or visual stimuli. The CREW software then converts the raw brain wave data into an index which indicates the respondent's level of interest, or boredom, with the stimuli. In January of 1996, Media Solutions filed an application with NASA for a license for the commercial application of the CREW software with the intention to use it as a testing service in the media and advertising industries.

         In June of 1996, Media Solutions International, Inc. ("MSII") was incorporated in Pennsylvania and licensed the rights from Media Solutions to continue the development and selling of MediaLink.

         In May of 1997, NASA approved Media Solutions' application for the CREW software license and subsequently issued a license agreement in the name of "NextGen Systems, Inc.", a fictitious name registered by Media Solutions in the Commonwealth of Pennsylvania in September 1995. Under its license agreement with NASA, NextGen has an exclusive five (5) year license commencing August 4, 1997. In addition, NextGen has a five (5) year renewal option. The NASA license agreement permits NextGen to offer testing services for all direct response advertising applications, including television and print media and the Internet, and package design. NASA officials have indicated that NextGen may use the CREW software for all media and advertising applications and that such use will not be considered an infringement of NASA's intellectual property rights in the CREW software. However, final determination of this issue by NASA is pending. The license agreement requires NextGen to pay NASA a royalty equal to 10% of revenues, payable annually with a minimum guaranteed annual royalty of Fifteen Thousand Dollars ($15,000) .

         In June of 1997, Media Solutions formed Capita Systems, Inc. ("Capita"), a Delaware corporation and a wholly owned subsidiary of Media Solutions, for the purpose of commercializing and marketing its advertising testing services.


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



         On July 31, 1997, Media Solutions and MSII agreed to sell the MediaLink asset and related business to Columbine JDS Systems, Inc. for a future payment of $350,000, contingent upon defined levels of profitability. The transaction was completed in October of 1997. In connection with the agreement, Randy Shumpert, Media Solution's founder, relinquished his officer positions and stock ownership in Media Solutions and MSII and became an employee in Columbine JDS Systems, Inc. In August of 1997, David B. Hunter was elected President and CEO of Media Solutions and Michael J. Kline became President of MSII. Michael Kline had previously been named Chairman of the Board of Directors of MSII in May of 1997.

         Since commencing operations in the name of Capita Systems, Inc., Media Solutions has been engaged in significant additional software development. Beginning in August of 1997, Media Solutions initiated developmental projects to extensively modify and enhance the original NASA software to tailor its use to the more specific demands of media and advertising clients. This included the integration of video technology into the application. In addition, Media Solutions has developed proprietary hardware, specifically an EEG measurement headset, to facilitate high volume and convenience in the testing process. Media Solutions has developed a completely "dry" headset and intends to apply for a US patent on this hardware and related components.

         In October of 1997, Media Solutions performed its first revenue test of subjects' interest in television infomercials for consumer products. The Company now is in various stages of negotiation with numerous prospects for its advertising testing services, including major US marketing companies and advertising agencies.

         On December 30, 1997, Media Solutions changed its name to NextGen Systems, Inc. ("NextGen").

         On January 12, 1998, Next Gen merged with MSII. NextGen was the surviving corporation. On January 30, 1998, NextGen became a wholly owned subsidiary of the Company.

         The Company currently employs five professionals and four contract consultants. The Company maintains offices at 900 E. Eighth Avenue, King of Prussia, Pennsylvania. The Company also uses temporary facilities at Holmdel, N.J. to conduct all testing. The Company owns all of its equipment and software, and has under development numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company intends to obtain patents and software copyrights to protect its intellectual property.

Business of the Issuer

         The Company is in the development stage. The Company is in the process of developing, testing and obtaining patents for the evaluation methods described above for testing subjects while viewing television commercials. The Company also plans to develop and test print media advertising, package design, Internet web sites and regular television entertainment programming. The Company will market this testing service initially as a service bureau with particular focus on the television advertising industry. The Company will provide to its clients test results which determine whether the test subjects are mentally engaged by a television commercial being viewed.

         This type of testing is referred to as "copy testing" or "advertising testing" research. In addition to general interviews about consumer preferences, at present there are two principal methods of conducting such tests. The first is the use of a meter, or dial, by which the test subject indicates his positive (or negative) reaction associated with the test material. The second method of testing is performed by companies specializing in focus group measurement, whereby a group of demographically selected test subjects views a program and is then asked a series of questions to determine interest or lack of interest. This form of testing constitutes a well-established industry, although there is much debate within the media industry about the reliability of these tests due to the subjective nature of measuring viewer response and due to the tendency of some test subjects to follow strong and vocal leaders.

         The Company's method of advertising testing differs from standard industry methods in that it monitors brain activity during subject testing and converts the measured activity into an engagement index. The Company's testing allows an advertiser to evaluate consumer engagement to its commercials on a second-by-second- basis.

         Based on early marketing results, the Company believes that it can stimulate significant demand for its objective and passive form of test subject measurement. Although other means of physiological measurement have been used to create testing services, management believes that no method comparable to the Company's EEG measurement exists in the marketplace.

         The Company intends to market its testing services to: 1) the established research industry, as a complement to that industry's existing research methods; 2) the advertising agencies, as a tool to help refine creative content and strategy; and 3) the advertising clients. The Company intends to reach prospects through initial phone contact followed by person-to-person demonstration of testing methodology and results. In addition, the Company's officers regularly attend industry trade shows to develop a network of prospects and generate broader exposure. Finally, the Company intends to enter into a cooperative arrangement with a regional advertising agency whereby the Company will receive market and sales benefits from the agency's professional sales and creative staff.

Competition

         The Company faces well-established and well-funded competition. The Company's principal competition consists of entities within the opinion research industry which provide a third party testing service either to advertising agencies or directly to the advertising client. Often, agencies own their own dedicated research company. According to Advertising Age, in 1996, combined revenue from research companies exceeded $4.0 billion in the US and $6.5 billion worldwide. The top five companies in this group are:

                                             1996 Revenue (Millions)
                                             -----------------------
         Company                             US                Worldwide
         -------                             --                ---------
         Information Resources Inc.           $344.6            $   405.6
         Nielsen Media Research                319.4                319.4
         IMS                                   316.5                904.4
         AC Nielsen Corp.                      286.5              1,358.6
         SRI International                     280.7                326.0

         The Company intends to compete against these established research entities on the basis of technology differentiation, test reliability and pricing. As mentioned above, management believes that the Company's technology and testing methodology are incomparable as to the nature and composition of its test results. Management further believes that measurements of engagement or boredom, developed with scientific objectivity, will provide a competitive advantage in an industry long dissatisfied with subjective results. Management believes the Company's underlying technology allows it to compete aggressively on pricing because of the relatively low variable testing costs associated with the need for fewer test subjects comprising a statistically valid sample.

         In addition to established competition, the Company also faces uncertainty regarding acceptance of, and demand for, its method of advertising testing. The Company's method represents a new development in an established industry. Advertisers may be slow to accept the Company's method of testing, or may reject it.

         Management hopes to build a large base of customers for its services, including advertising agencies, businesses actually purchasing advertising, television production companies and television networks.

Research and Development

         During the last two years, the Company has devoted a majority of its time to research and development. Approximately $118,241 was spent by the Company on research and development in 1997, compared with approximately $206,188 in 1996. The computer software used by the Company in connection with the testing process has been improved to provide ease of use during testing and easy viewing of test results.

         Significantly, the hardware used to monitor brain activity has also been improved. Ease of use and consistent input during testing have improved as a result of the Company's efforts.

Production and Manufacturing

          The Company's testing service currently is conducted at temporary facilities at Holmdel, N.J. The Company owns all of its software and eighty percent (80%) of its equipment. Twenty percent (20%) of its equipment is leased. The Company has under development numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company will expand its facilities as the growth of its revenues allow. The Company also may open facilities in different parts of the United States if such sites can improve the Company's position in the market and remain profitable. However, the Company's current revenues do not allow for immediate or rapid growth.

Marketing

         Management believes that, in the foreseeable future, cash generated from operations will be inadequate to support full marketing roll out and ongoing product development, and that the Company will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing. The Company intends to enter into a cooperative arrangement with a regional advertising agency whereby the Company will receive marketing and sales benefits from the agency's professional staff. The marketing will be done initially by telephone, followed by person-to-person contact.

Governmental Approval, Regulation and Environmental Compliance

         Other than general business licensing requirements, the Company is unaware of any governmental approval necessary for the Company's operations in the advertising testing industry. In addition, the Company is unaware of existing or probable governmental regulations on the advertising testing industry. The Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

Risks Associated with Operations

         The Company's long-term success is predicated on the strength of obtaining the necessary patents and copyrights to protect its intellectual property. The Company relies on trade secrets and unpatented proprietary technology in its testing service.

         The Company's principal competition consists of entities within the opinion research industry which provide a third party testing service either to advertising agencies or directly to the advertising client. Often, agencies own their own dedicated research company. The Company intends to compete against these well-established research entities on the basis of technology differentiation, test reliability and pricing.

         Another uncertainty is the dependence on key personnel familiar with the Company's technology. The loss of any of the Company's key personnel could have an adverse effect on the Company's continued product development and business operations.

Employees

         As of January 31, 1998, the Company had five (5) employees and four (4) contract consultants. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.


--------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

         The discussion contained in this Item 2 is "forward looking," as that term is identified in, or contemplated by, Section 27A of the Securities Act and
Section 21E of the Exchange Act. Accordingly, actual results may materially differ from projections or anticipated trends or plans.

         As indicated in Item 1 above, the Company has not operated in any significant way since the abandonment of its mining properties in 1993. The Company's new wholly owned subsidiary, NextGen (formerly Media Solutions), has operated during the last two years and discussion in this Item 2 accordingly


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focuses on NextGen's  operating history.  Also,  NextGen's plan of operation for the next twelve months necessarily is the Company's plan of operation.

         NextGen is a development stage company which was organized in June of 1994. Since inception, NextGen has been engaged principally in software product design, development and marketing of advertising testing services. NextGen's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business in an emerging and continually evolving industry characterized by an increasing number of market entrants and intense competition, and the development and commercialization of new products based on innovative technology. In addition, NextGen's independent auditors have included an explanatory paragraph in their report stating that NextGen's financial statements have been prepared assuming that NextGen will continue as a going concern and that NextGen's recurring losses from operations and deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. As the notes to the financial statements indicate, the Company does not have significant cash or other material assets and it does not have an established source of revenue sufficient to cover its operating costs to allow it to continue as a going concern.

Plan of Operation

         During 1998, the Company plans to focus on efforts to increase revenue. The Company has hired a sales staff to market the Company's services to customers. At the time of the filing of this Form 10-SB, such sales staff consisted of one full-time employee. Management has attended an industry trade show in an effort to expose the Company's services to potential customers and intends to devote substantial time during the next 12 months to customer acquisitions. Also, the Company has worked with an advertising firm in Salt Lake City, Utah to test the Company's advertising testing process and expose that process to potential customers. Unless a client base is established, the Company will be forced to rely on investment financing to meet its short and long term cash requirements.

         Immediate cash requirements will be met through investment financing and through the Company's limited revenues from services. Unless such revenues increase, the Company will not be able to meet its short-term or long-term cash requirements. Current revenues and financing likely will be adequate through May 31, 1998. The Company will have to raise additional funds after that point. Though management has successfully obtained such financing in the past, there is no assurance that investment financing will be available in the future. And if it is, additional investment financing will result in a dilution of current shareholder equity.

         The Company will continue to improve its advertising testing method through its research and development efforts. The Company plans to protect its developments through appropriate patent applications. If the Company receives the appropriate patent and copyright approvals, which is not certain, the
Company  expects  to be able  to  capitalize  on the  anticipated  trend  in the industry for technologies the Company employs. In response to industry inquiries, the Company also plans to explore demand for its product and services in the audience measurement field. Additional development efforts and expansion into new markets depend on the Company's ability to develop revenue streams.

         The Company expects to obtain capital funds either from the issuance of common stock or debt. It is expected that external sources will be available to provide these funds, but there can be no guarantees of such funding.

Results of Operations During 1996 and 1997

         In 1996, Media Solutions continued to develop and market a line of corporate software known as "MediaLink" for the management of television direct response advertising ("DRTV") campaigns. During the year, the Media Solutions ongoing product development was funded through system sales totaling approximately $360,000 and additional investments. In many cases, to obtain new clients, Media Solutions offered pricing at below the fully allocated cost of delivering and supporting each new system. Moreover, the Media Solutions software, once installed at each client site, generally required greater-than-anticipated technical support resources to maintain stability and functionality. As a result of these facts and the inadequacy of investment capital, the company experienced a chronic shortage in working capital, and results from operations were consistently unprofitable.

         In October of 1996, Media Solutions entered into a $100,000 bridge loan agreement with one of its shareholders. Under the terms of the agreement, the company utilized borrowed funds to satisfy near-term working capital obligations. Management believed that repayment would come both from anticipated system sales and from proceeds of an offering of equity securities to outside investors.

         During 1997, MSII, which had licensed the right to use and market MediaLink, continued to experience strong demand for the product. However, in addition to the factors mentioned above, operations were unprofitable because of: 1) the heavy investment required to deploy a client/server application into the media marketplace; 2) the lack of the required infrastructure to support the product; 3) the lack of sufficient marketing resources; and 4) the inability to obtain venture capital commitments necessary to finance the company's expansion. Another major factor contributing to the lack of profits was the market's inadequate perception of product value in relation to the cost of developing and supporting a highly complex software application.

         In May of 1997, MSII had exhausted its sources of investment capital. At that date, the company had raised approximately $540,000 in equity investment and $330,000 in stockholder debt. Year to date, sales totaled approximately $80,000 resulting in losses of approximately $690,000. Under these circumstances, Media Solutions initiated discussions with interested parties about acquiring MediaLink. In July of 1997, Media Solutions sold the MediaLink asset to MSII and MSII signed a letter of intent to sell MediaLink to Columbine JDS Systems, Inc., a leading media software company and a subsidiary of Big Flower, Inc., a NYSE listed company. The purchase agreement was effective as of August 1, 1997. MSII's receipt of proceeds from the sale, totaling $350,000, is contingent upon certain profitability tests at Columbine. MSII has merged into NextGen, so any proceeds received will be received by NextGen.

         In July 1997, under new management, Media Solutions reorganized existing investment and focused on the development and launch of a business centered around a NASA licensing agreement for the CREW software. For the remainder of the year, Media Solutions, operating under the name Capita Systems, Inc., significantly modified and improved the NASA software and instrumentation hardware and engaged in extensive benchmark testing and preliminary marketing, performing its first revenue test in October. The cost of these activities was borne by incremental equity investment obtained over the course of the year. In the foreseeable future, it is expected that cash generated from operations will be inadequate to support full marketing roll out and ongoing product development and that the Company will thus be forced to rely on additional equity financing. Management is confident that it can identify sources and obtain adequate amounts of such financing.

         The Company's success is dependent on its ability to raise additional capital to effect all aspects of its operations. During 1997, MSII's liquidity came primarily from external equity investment. No significant revenues were generated in 1997 primarily due to management's decision to sell its
DRTV-tracking software known as MediaLink and thereafter to focus on the development of its advertising testing system the Company now offers to the advertising industry. As the Company's financial statements and pro forma consolidated financial statements show, NextGen's cash requirements for 1997 were primarily met by capital investments in the Company.

         Management believes that demand for its advertising testing services will be high in the information-intensive advertising industry. Management is aware of the fact that market research long has been an integral part of the advertising industry and knows of no trends which will decrease the advertising industry's demand for market and response research. However, management also is unaware of any trends which indicate that the advertising industry and its clients will accept the Company's method for measuring consumer response to advertising media. Also, management does not know how seasonal events in the advertising industry will impact upon the Company's revenues for any given period. The Company's experience in this regard simply is insufficient to allow management to be aware of trends, events or uncertainties which may have an impact upon net sales or revenues.

         Substantially all of the material changes from period to period in one or more line items in NextGen's financial statements and pro forma combined financial statements are the result of Media Solutions' and MSII's change from offering a line of corporate software for the management of television direct response advertising campaigns to focusing on the development and marketing of its advertising testing services. With this change, revenues from sales of the former software product declined. Also, the fact that NextGen did not bring its new advertising testing service to market resulted in no increased revenues from that service. Accordingly, operations during 1997 were funded through equity financing.

         It also should be noted that at the time the Company's financial statements were prepared, it was the Company's understanding that though the NASA license agreement permits NextGen to offer testing services for all direct response applications, including television and print media and the Internet and package design, NASA had agreed that NextGen could use the CREW software for all media and advertising applications and that such use would not be considered an infringement of NASA's intellectual property rights in the CREW software. Since the time the financial statements were finalized, the Company has learned that while NASA officials have indicated that the Company's use of the CREW software outside of all direct response advertising applications would not be considered a violation of the NASA license agreement, NASA itself has not formally, and in writing, agreed to that position. Accordingly, the footnotes to the financial statements, specifically Footnote No. 1, should be read together with this paragraph.

         In the next twelve months, the Company has no plans to purchase or sell any significant capital assets in the form of either plant or equipment, with the exception of office equipment and furnishings to effect its administrative activities.

--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

         The Company leases approximately 1,000 square feet of office space located at 900 East Eighth Avenue, King of Prussia, Pennsylvania 19406, telephone number (610) 768-8070. The Company believes that such facilities are adequate for its present needs.

         The Company does not own any real estate, nor is the Company engaged in the business of investing in real estate or real estate mortgages.

--------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
--------------------------------------------------------------------------------

(a)      5% Shareholders:

         The following information sets forth certain information as of April 1, 1998 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                           (2)
(1)               Name and Address                                (3)                       (4)
Title             of Beneficial                           Amount and Nature of           Percent of
of Class          Owner                                   Beneficial Ownership             Class
--------          -----                                   --------------------             -----

Common            David B. Hunter                                  1,494,727                 13%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  Ralph Anglin                                    1,353,6761                 12%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  The Meribeau Company                             1,295,432                 12%
                  International, Inc.2
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  Margaret W. Long                                   996,484                  9%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  William Winter                                      913,701                8%
                  110 Pacific Avenue
                  San Francisco, CA 94111

--------

         1 Of this amount, 140,000 shares are owned by the Robb Cape, Inc Profit Sharing Plan. Mr. Anglin controls the Robb Cape, Inc. Profit Sharing Plan.

         2 The Meribeau Company International, Inc. is owned and controlled by Michael J. Kline, an officer and director of the Company.


                           (2)
(1)               Name and Address                                    (3)                      (4)
Title             of Beneficial                              Amount and Nature of            Percent of
of Class          Owner                                       Beneficial Ownership             Class
--------          -----                                       --------------------             -----

Common            J. Townshend Benjamin                                    747,363               7%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

           (b)    Security Ownership of Management:

                           (2)
(1)               Name and Address                                    (3)                       (4)
Title             of Beneficial                               Amount and Nature of            Percent of
of Class          Owner                                       Beneficial Ownership             Class
--------          -----                                       --------------------             -----

Common            David B. Hunter                                      1,494,727                 13%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  Michael J. Kline                                     1,295,4323                12%
                  900 East Eighth Ave., Suite 300
                  King of Prussia, PA 19406

                  Millard E. Tydings II                                    49,824                Less than 1%
                  2705 Pocock Road
                  Monkton, MD 21111

                  All Directors and                                    2,839,983                 25%
                  Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------

         3 As identified in footnote 2 above, Mr. Kline beneficially owns these shares through his ownership and control of The Meribeau Company International, Inc.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------


(a)  Directors and Executive Officers

         As of April 1, 1998, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                           Period Served As
Name                       Age      Position               Director*
----                       ---      --------               ---------

David B. Hunter            43       President and          June 1995 to present
                                    Director

Michael J. Kline           51       Chief Financial        June 1996 to present
                                    Officer, Secretary
                                    and Director

Millard E. Tydings II      39       Treasurer and          Oct. 1996 to present
                                    Director

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         David B. Hunter, age 43, is the President and a Director of Capita Research Group, Inc. Mr. Hunter is a graduate of Temple University receiving a Bachelors Degree in Business Administration in 1980. From October 1978 through October 1980, he was an actuarial associate for Computerized Pension Services, Inc. of Philadelphia, PA, a pension actuarial firm. From October 1980 through December 1986, he was employed by the firm of Tucker, Anthony & R. I. Day, Inc. of Philadelphia, PA, a stock brokerage firm, as a registered sales associate. He was named vice president of that firm in 1983. From January 1987 through April 1988, he was employed by Piper Jaffray & Hopwood, Inc. of Des Moines, Iowa, a stock brokerage firm, as vice president of sales. From April 1988 through August 1989, he was employed by W. H. Newbolds' Son & Co., Inc. of Philadelphia, PA, a stock brokerage firm, as vice president of sales. From August 1989 through December 1997, he was an independent money manager operating as a sole proprietorship in King of Prussia, PA. Beginning in July of 1995, Mr. Hunter served as a Director of Media Solutions, Inc. From August of 1997 to January 12, 1998, he has served as President of Media Solutions, Inc., now NextGen Systems, Inc., a predecessor of Capita Research Group, Inc. He currently serves as Secretary of NextGen.

         Michael J. Kline, age 51, is the Chief Financial Officer, Secretary and a Director of Capita Research Group, Inc. Mr. Kline received a B.A. degree from Washington & Lee University in 1969; a Fullbright Scholarship to Tuebingen University, Germany in 1970; an M.A. degree in 1973 from Harvard University; and an M.B.A. degree from Boston University in 1974. Mr. Kline was Senior Vice-President and Chief Financial Officer of Planet Central TV, Inc. in Los Angeles, California from 1992 through 1994. Mr. Kline joined Media Solutions International, Inc., a predecessor of Capita Research Group, Inc., in 1996 as its Secretary and a Director. In November of 1996, Mr. Kline became Vice President and Chief Financial Officer of Media Solutions International, Inc. In May of 1997, Mr. Kline became Chairman of the Board of Directors of Media
Solutions  International,  Inc. In August of 1997 he became  President  of Media
Solutions International, Inc. On January 12, 1998, Mr. Kline was elected President of NextGen.

         Millard E. Tydings II, age 39, is the Treasurer and a Director of the Capita Research Group, Inc. Mr. Tydings received a B.A. degree from Johns Hopkins University in 1992. Mr. Tydings worked with the United States Chamber of Commerce as a marketing representative from 1992 until 1993 in Atlanta, Georgia. Mr. Tydings was employed as the Mergers and Acquisitions Director in the Southeastern United States for CliniCorp. in 1994. CliniCorp is no longer an AMEX company. It has been delisted and went bankrupt. Since 1995, Mr. Tydings has worked as a self-employed financial consultant in Bethesda, Maryland.

 (c)     Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

         The officers and directors who are identified above are significant employees of the Company.

(e)      Family Relationships:

         There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:

         (1)     Bankruptcy proceedings;

         (2)     Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

         (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1993. However, the following table sets forth information about compensation paid or accrued by the Company's wholly-owned subsidiary, NextGen, during the years ended December 31, 1997, 1996 and 1995 to the Company's officers and directors. None of NextGen's Executive Officers earned more than $100,000 during the years ended December 31, 1997, 1996 and 1995. Also, it should be noted that executives have been issued shares of the Company's stock in 1998 as part of the provisions of the Exchange Agreement by and between the Company and NextGen shareholders. Such share ownership is reported under Item 4 of Part I.

                                          Summary Compensation Table

                                                            Long Term Compensation
                                                            ----------------------
                             Annual Compensation       Awards                   Payouts
                             -------------------       ------                   -------
                                                   (e)                   (g)
                                                  Other     (f)      Securities          (i)
 (a)                                              Annual  Restricted Under-     (h)     Other
Name and                             (c)    (d)   Compen- Stock      Lying      LTIP    Compen-
Principal                   (b)    Salary  Bonus  sation  Awards     Options/   Payouts sation
Position                    Year   $       ($)     ($)     ($)       SARs(#)     ($)     ($)
--------                    ----   ------- ------  ------  ------    -------    ------- -------

David B. Hunter
President                  1997    $ 2,200 $ None  $ None  $ None    None       None    None
                           1996    $31,500 $ None  $ None  $ None    None       None    None
                           1995    $24,000 $ None  $ None  $ None    None       None    None

Michael J. Kline
Chief Finan-               1997    $ None  $ None  $ None  $ None    None       None    None
cial Officer,              1996    $18,000 $ None  $ None  $ none    None       None    None
and Secretary              1995    $24,000 $ None  $ None  $ None    None       None    None

Millard E. Tydings II, Treasurer, has not been paid any compensation for the years ended 1997, 1996 or 1995.

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's common stock, except as disclosed in the following paragraph.

         In October of 1996, Media Solutions entered into a $100,000 bridge loan agreement with Margaret W. Long, one of its shareholders. Under the terms of the agreement, the company utilized borrowed funds to satisfy near term working capital obligations. Management believed that repayment would come both from anticipated system sales and from proceeds of an offering of equity securities to outside investors.


--------------------------------------------------------------------------------
ITEM 8.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                  REGISTERED
--------------------------------------------------------------------------------

         The Company is registering all of its authorized 100,000,000 shares of common stock with a par value of One Mill ($0.001) per share.

Common Stock

         Each of the holders of record of Common Stock is entitled to one (1) vote per share thereof in the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution. There are no cumulative voting rights with respect to the election of the Company's directors, no pre-emptive rights to subscribe for any of the Company's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

"Anti-Takeover" Provisions

         Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of capital stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of the additional shares of capital stock except as described herein. Through April 1, 1998, the Company had issued 11,152,000 shares of capital stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

PART II

--------------------------------------------------------------------------------
ITEM 1.           MARKET PRICE OF AND DIVIDENDS ON  REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------


Market Information:

         The common stock of the Company currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 951 holders of record of the Company's common stock as of March 10, 1998.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------


         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.

--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------


         On December 1, 1997, Media Solutions International, Inc. hired Rudolph, Palitz LLP, Certified Public Accountants, to serve as its independent accountants. There have been no disagreements between the Company and its current or former accountants during the last two years over any accounting policy or practice.


--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         On July 7, 1995 the Company issued 100,000 shares of its common stock to Amanda Walker and 435,833 shares to Nevada Agency & Trust Company, the Company's transfer agent in consideration for corporate services rendered which allowed the Company to remain viable during the time the Company did not actively engage in business. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act in issuing these shares. All of the stock certificates issued contain a legend imprinted thereon setting forth the exemption from registration claimed. The transfer agent has placed "stop transfer" instructions on each stock certificate with orders that such stock cannot be transferred except in accordance with applicable securities laws. Such shares were subject to subsequent forward and reverse splits of the Company common stock.

         On July 23, 1996 and August 20, 1996 the Company issued a total of 5,000,000 shares of its common stock as part of an effort to reorganize the Company's business, One of the provisions for the reorganization was a seven (7) to one (1) reverse split of the Company's stock previously outstanding. The shares were issued in exchange for certain patent applications filed in the United States, as well as internationally. The 5,000,000 shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act. The stock certificates issued contained a legend setting forth the exemption from registration. The new stockholders also executed and delivered Investment Letter Agreements and the transfer agent was given "stop transfer" instructions against the stock certificates in question. On January 28, 1997, the transaction of May 31, 1996 described above was rescinded and terminated. Four million nine hundred thousand (4,900,000) shares were returned to the Company. The remaining 100,000 shares had been issued to Alexander H. Walker, Jr. in consideration of the services rendered to the Company in connection with the attempt to reorganize the Company's business. The Company's authorized shares remained at 100,000,000 shares of common stock with a par value of $0.001 per share.

         On January 28, 1997, the Company changed its name to Royal American Mining Properties, Ltd. A reverse split of three (3) for one (1) was adopted. No stock was issued.

         On January 27, 1998, the Company executed an Exchange Agreement with David Hunter as exchange agent for all the stockholders of NextGen Systems, Inc., a Pennsylvania corporation. The Exchange Agreement required a two (2) for
(1) forward split of the Company's stock and the issuance to the Exchange Agent of 8,622,000 shares of the Company's stock. Subsequent to January 27, 1998, the Company issued 1,532,000 shares to 19 individuals, groups and/or business entities in consideration for a total of $141,740 and past and/or future services rendered for the Company. The 8,662,000 and the 1,532,000 shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended.


--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S


         The following financial statements and pro forma information are filed with this Form 10-SB:

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (DEVELOPMENT STAGE COMPANIES)

                                   YEARS ENDED
                           DECEMBER 31, 1997 AND 1996

              NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     YEARS ENDED DECEMBER 31, 1997 AND 1996





                                TABLE OF CONTENTS



                                                           PAGE(s)
                                                           -------

INDEPENDENT AUDITORS' REPORT                                  1

COMBINED BALANCE SHEETS                                       2

COMBINED STATEMENTS OF OPERATIONS                             3

COMBINED STATEMENTS OF CHANGES IN
  STOCKHOLDERS' EQUITY                                        4

COMBINED STATEMENTS OF CASH FLOWS                             5

NOTES TO COMBINED FINANCIAL STATEMENTS                      6 - 15

                          INDEPENDENT AUDITORS' REPORT


Directors and Shareholders
NextGen Systems, Inc. and Subsidiary and Affiliate
(Development Stage Companies)
King of Prussia, Pennsylvania

        We have audited the accompanying combined balance sheets of NextGen Systems, Inc. and Subsidiary and Media Solutions International, Inc. (an affiliate) (development stage companies) as of December 31, 1997 and 1996, and the related combined statements of operations, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the December 31, 1996 financial statements of Media Solutions International, Inc., whose statements reflect total assets and revenues constituting 37 percent and 5 percent, respectively, of the related combined totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included in Media Solutions International, Inc., is based solely on the report of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the combined financial statements referred to above present fairly, in all material respects, the financial position of NextGen Systems, Inc. and Subsidiary and Affiliate (development stage companies), as of December 31, 1997 and 1996, and the results of their operations, and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

        The accompanying combined financial statements have been prepared assuming that the Companies will continue as a going concern. As discussed in
Note 9 to the financial statements, the Companies are development stage companies with no significant operating results to date and have suffered recurring losses which raise substantial doubt about their ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 9. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

RUDOLPH, PALITZ LLP
March 9, 1998
Plymouth Meeting, Pennsylvania



               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                            COMBINED BALANCE SHEETS



                                     ASSETS
                                                                                        DECEMBER 31,
                                                                                        ------------
                                                                                    1997           1996
                                                                                -----------    -----------

CURRENT ASSETS
     Cash in banks                                                              $    15,190    $       639
     Accounts receivable                                                              2,000         28,201
                                                                                -----------    -----------

           Total current assets                                                      17,190         28,840
                                                                                -----------    -----------

EQUIPMENT - NET                                                                      85,083         78,113
                                                                                -----------    -----------

OTHER ASSETS
     Organization costs - net                                                        19,638         34,008
     Deposits                                                                         4,929          3,803
                                                                                -----------    -----------

           Total other assets                                                        24,567         37,811
                                                                                -----------    -----------

                                                                                $   126,840    $   144,764
                                                                                ===========    ===========

                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
     Accounts payable                                                           $    82,576    $     6,519

     Accrued expenses                                                                78,432         54,432

     Notes payable                                                                   60,000          8,300

     Due to stockholders                                                            225,791        237,832
                                                                                -----------    -----------

           Total current liabilities                                                446,799       307,083
                                                                                -----------    -----------

STOCKHOLDERS' DEFICIENCY Common stock, NextGen Systems, Inc.
        $1.00 par value, 3,000,000 shares authorized;
        issued and outstanding, 337,435 in 1997 and 500 in 1996                     337,435            500

     Common stock, Media Solutions International, Inc.
        $.01 par value, 10,000,000 shares authorized;
        issued and outstanding, 1,260,100 in 1997 and 1,926,750 in 1996              12,601         19,268

     Additional paid-in capital                                                     532,533        331,161
     Deficit accumulated during development stage                                (1,202,528)      (513,248)
                                                                                -----------    -----------

           Total stockholders' deficiency                                          (319,959)      (162,319)
                                                                                -----------    -----------

                                                                                $   126,840    $   144,764
                                                                                ===========    ===========







                  See Notes to Combined Financial Statements.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                        COMBINED STATEMENTS OF OPERATIONS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                       1997                 1996
                                                       ----                 ----

REVENUE                                         $        81,894      $      360,654
                                              ------------------   -----------------

EXPENSES
     Research and development                           118,241             206,188
     Salaries and consulting fees                       234,462             276,444
     Advertising and promotion                            9,916              26,430
     General and administrative                         389,103             248,854
                                              ------------------   -----------------

        Total expenses                                  751,722             757,916
                                              ------------------   -----------------

OTHER INCOME (EXPENSE)
     Gain on disposition of asset                             -               3,900
     Interest expense                                   (19,452)             (5,613)
                                              ------------------   -----------------
        Total other expense                             (19,452)             (1,713)
                                              ------------------   -----------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES             (689,280)           (398,975)

PROVISION FOR INCOME TAXES                                    -                   -
                                              ------------------   -----------------

NET LOSS                                         $     (689,280)     $     (398,975)
                                              ==================   =================

NET LOSS PER SHARE, BASIC AND DILUTED            $        (0.40)     $        (0.39)
                                              ==================   =================

WEIGHTED AVERAGE SHARES OUTSTANDING                   1,736,458           1,034,658
                                              ==================   =================




                   See Notes to Combined Financial Statements.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

               COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY







                                                                                                                   DEFICIT
                                                                       MEDIA SOLUTIONS                            ACCUMULATED
                                       NEXTGEN SYSTEMS, INC.          INTERNATIONAL INC.          ADDITIONAL        DURING
                                         NUMBER OF DOLLAR           NUMBER OF       DOLLAR         PAID-IN        DEVELOPMENT
                                      SHARES         AMOUNT          SHARES         AMOUNT         CAPITAL        STAGE PERIOD
                                      ------         ------          ------         ------         -------        ------------

Balance,
     January 1, 1996                     500      $       500               -     $       -      $ 199,429      $    (114,273)


Issuance of stock
     at inception                          -                -         100,000         1,000              -                  -

Issuance of stock                          -                -       1,826,750        18,268        131,732                  -

Net loss                                   -                -               -             -              -           (398,975)
                                  -----------  ---------------  -------------- -------------   ------------    ---------------

Balance,
     December 31, 1996                   500              500       1,926,750        19,268        331,161           (513,248)

Issuance of stock                    337,350          337,350               -             -              -                  -

Issuance of stock                          -                -          38,850           388        193,902                  -

Stock redemption
     and retirement                        -                -        (705,500)       (7,055)         7,055                  -

Stock redemption
     and retirement                     (415)            (415)              -             -            415

Net loss                                   -                -               -             -              -           (689,280)
                                  -----------  ---------------  -------------- -------------   ------------    ---------------

Balance,
     December 31, 1997               337,435     $    337,435       1,260,100    $   12,601     $  532,533      $  (1,202,528)
                                  ===========  ===============  ============== =============   ============    ===============






                   See Notes to Combined Financial Statements.


               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                        COMBINED STATEMENTS OF CASH FLOWS


                                                                        1997                 1996
                                                                        ----                 ----
OPERATING ACTIVITIES
     Net loss                                                     $    (689,280)       $    (398,975)
     Adjustments to reconcile net loss to
        net cash used in operating activities:
           Gain on sale of asset                                              -               (3,900)
           Depreciation                                                  28,007               20,997
           Amortization                                                  14,370                4,875
     Changes in operating assets and liabilities:
        (Increase) decrease in:
           Accounts receivable                                           26,201               47,908
           Other assets                                                  (1,126)                 197
        (Increase) decrease in:
           Accounts payable                                              76,057              (24,086)
           Accrued expenses                                              24,000               36,127
                                                              ------------------    -----------------
               Net cash used in operating activities                   (521,771)            (316,857)
                                                              ------------------    -----------------

INVESTING ACTIVITIES
     Purchase of equipment                                              (34,977)             (40,377)
     Organization costs                                                       -              (38,883)
                                                              ------------------    -----------------
               Net cash used in investing activities                    (34,977)             (79,260)
                                                              ------------------    -----------------

FINANCING ACTIVITIES
     Proceeds from issuance of stock                                    531,640              151,000
     Proceeds from note payable                                          60,000                    -
     Proceeds from stockholder loans                                          -              237,832
     Proceeds from other loans                                                -                8,300
     Repayment of loans                                                 (20,341)              (1,000)
                                                              ------------------    -----------------
               Net cash provided by financing activities                571,299              396,132
                                                              ------------------    -----------------

NET INCREASE IN CASH                                                     14,551                   15

CASH, BEGINNING                                                             639                  624
                                                              ------------------    -----------------

CASH, ENDING                                                    $        15,190       $          639
                                                              ==================    =================



                  See Notes to Combined Financial Statements.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES


                  History and Nature of the Businesses

                         NextGen Systems,  Inc. and Subsidiary (the "Company" or
                  "NextGen")   (formerly  Media  Solutions,   Inc.)  is  in  the
                  development stage of operations. Media Solutions, Inc., ("Media Solutions" or "MSI") was incorporated in Pennsylvania on June 6, 1994, for the purpose of developing and selling MediaLink, a client/server software system used by the direct-response advertising industry. From January 1, 1996 through December 31, 1997, the Company has been principally devoted to research and development, organizational activities, and raising capital. For the years ended December 31, 1997 and 1996, the Company had $81,894 and $360,654 of net
                  revenues, respectively. The ultimate recovery of investments and costs is dependent on future profitable operations, which presently cannot be determined.

                         In  September  of  1995,   Media  Solutions   initiated
                  discussions with the National Aeronautics and Space Administration ("NASA") in Langley, Virginia about licensing NASA's software technology known as the "CREW software". This software measures a test respondent's EEG, or brain wave impulse, when subjected to aural or visual stimuli. The CREW software then converts the raw brain wave data into an index which indicates the respondent's level of interest in, or boredom, with the stimuli. In January of 1996, Media Solutions filed an application with NASA for a license for the commercial application of the CREW software with the intention to use it as a testing service in the media and advertising industries.

                         In June of 1996,  Media Solutions  International,  Inc,
                  ("MSII") was incorporated in Pennsylvania and licensed the rights from Media Solutions to continue the development and selling of MediaLink.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES

                  History and Nature of the Businesses (Continued)

                         In  May  of  1997,   NASA  approved  Media   Solutions'
                  application for the CREW software license and issued a license agreement in the name of "NextGen Systems, Inc.", a fictitious name registered by Media Solutions in the Commonwealth of Pennsylvania in September 1995. Under its license agreement with NASA, NextGen has an exclusive five (5) year license commencing August 4, 1997. In addition, NextGen has a five (5) year renewal option. The NASA license agreement permits NextGen to offer testing services for all direct response advertising applications, including television and print media and the Internet, and package design. NASA has agreed that
                  NextGen may use the CREW software for all media and advertising applications and that such use will not be considered an infringement of NASA's intellectual property rights in the CREW software. The license agreement requires NextGen to pay NASA a royalty equal to 10% of revenues, payable annually, with a minimum guaranteed annual royalty of fifteen thousand dollars ($15,000).

                         In June of 1997, Media Solutions formed Capita Systems,
                  Inc., a Delaware corporation and a wholly-owned subsidiary of Media Solutions, for the purpose of commercializing and marketing its advertising testing service.

                         On July 31,  1997,  the  Company  and  Media  Solutions
                  International, Inc. agreed to sell the MediaLink asset and related business to Columbine JDS Systems, Inc., for a future payment of $350,000 contingent upon defined levels of profitability. Through December 31, 1997, the Company has not received any payments. The transaction was completed in October 1997. In connection with the agreement, and for no consideration, the Company's founder relinquished his officer's position and stock ownership in the Company and became an employee in Columbine JDS Systems, Inc.

                         Since  commencing   operations  in  June  1997,  Capita
                  Systems, Inc., has been engaged in significant additional software research and development. Beginning in August 1997, the Company initiated development projects to extensively modify and enhance the original NASA software to tailor its use to the more specific demands of media and advertising clients. This included the integration of video technology into the application. In addition, the Company has developed proprietary hardware, specifically the EEG measurement headset, to facilitate high volume and convenience in the testing process. The Company has developed a completely "dry and noninvasive" headset and has applied for a US patent on this hardware and related components.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 1.           HISTORY AND NATURE OF THE BUSINESSES (Continued)


                  History and Nature of the Businesses (Continued)

                         As stated  previously,  the Company performed its first
                  test of the headset in October 1997, and is in various stages of negotiation with numerous prospects, including major US marketing companies and advertising agencies.

                         On  December  30,  1997,  MSI changed its legal name to
                  NextGen Systems, Inc. and increased the number of authorized common shares to 3,000,000.

                         The Company  currently  employs five  professionals and
                  three contract consultants. The Company maintains offices in King of Prussia, Pennsylvania. The Company also uses, at no charge, temporary facilities at Holmdel, New Jersey to conduct all testing. The Company owns all of its equipment and software, and has under development, numerous software and hardware applications to enhance its capabilities in advertising and media testing. The Company intends to obtain patents and software copyrights as products are developed to protect its intellectual property.


NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


                  Principles of Consolidation and Combination

                         The combined financial  statements include the accounts
                  of two entities which are under common management, NextGen Systems, Inc. and Subsidiary ("formerly Media Solutions, Inc.") and Media Solutions International Inc. The consolidated financial statements of NextGen include the accounts of its wholly-owned subsidiary, Capita Systems, Inc. As discussed in
                  Note 8, NextGen Systems, Inc. and its subsidiary merged with MSII on January 12, 1998 with NextGen Systems, Inc. being the surviving corporation. All significant intercompany transactions have been eliminated.

                  Cash Equivalents

                         The   Companies   consider   all  highly   liquid  debt
                  instruments purchased with a maturity of three months or less at the date of acquisition to be cash equivalents.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


                  Fair Value of Financial Instruments

                         The Companies' financial  instruments consist primarily
                  of cash, accounts receivable, accrued expenses and debt instruments. The recorded values of cash, accounts receivable, accounts payable and accrued expenses are considered to be representative of their fair values. Based upon the terms of the Companies debt instruments that are outstanding as of December 31, 1997 and 1996, the carrying values are considered to approximate their respective fair values.


                  Equipment

                         Equipment  is stated at cost.  Major  improvements  are
                  capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of the related assets for financial reporting purposes and an accelerated method for income tax purposes.


                  Organization Costs

                         Expenses  incurred in connection  with the formation of
                  NextGen and MSII have been capitalized and are being amortized over a period of five years using the straight-line method.


                  Long-Lived Assets

                         The Companies  review for the  impairment of long-lived
                  assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. The Companies have not identified any such impairment losses.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


                  Software Development Costs

                         Development   costs   incurred  in  the   research  and
                  development of new software products are expensed as incurred until technological feasibility has been established. Software development expenses incurred for product enhancements after the product has reached technological feasibility have not been material and, accordingly, also have been charged to operations as incurred. As of December 31, 1997 and 1996, no software development costs have been capitalized.


                  Advertising and Promotion Costs

                         Advertising  and promotion costs are charged to current
                  operations when incurred. Advertising and promotion costs expenses for 1997 and 1996 were $9,916 and $26,430, respectively.


                  Income Taxes


                         The  Companies  account for income taxes in  accordance
                  with Statement of Financial Accounting Standards No.109 ("SFAS No. 109"), "Accounting for Income Taxes", which requires the use of an asset and liability approach for financial accounting and reporting for income taxes. Under this method, deferred tax assets and liabilities are recognized based on the expected future tax consequences of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities as measured by the enacted tax rates that are expected to be in effect when taxes are paid or recovered. Deferred tax expense is the result of changes in deferred tax assets and liabilities.


                  Research and Development

                         Expenditures for research,  development and engineering
                  of products and manufacturing processes are expensed as incurred. Cost reimbursement under collaborative research agreements are recorded as offsets to research and development expenses. Research and development costs for 1997 and 1996 were $118,241 and $206,188, respectively.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


                  Earnings Per Common Share

                         In  1997,  the  Financial  Accounting  Standards  Board
                  issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 replaced the previously reported primary and fully-diluted earnings per share with basic and diluted earnings per share, respectively. Earnings per share amounts for all periods presented have been calculated in accordance with the requirements of SFAS No. 128.


                  Estimates

                         The  preparation of financial  statements in conformity
                  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


NOTE 3.           STOCKHOLDER LOANS

                         The Companies were indebted to its  stockholders in the
                  amount of $225,791 and $237,832 at December 31, 1997 and 1996,
                  respectively. The loans have an interest rate of prime plus two percent and are payable on demand. Accrued interest on stockholder loans at December 31, 1997 and 1996 was $25,103 and $5,651, respectively.


NOTE 4.           EQUIPMENT

                                                           1997           1996
                                                           ----           ----

                  Equipment                             $149,110       $114,133

                  Furniture and fixtures                  12,034         12,034
                                                       ---------      ---------
                                                         161,444        126,167
                  Less - accumulated depreciation        (76,061)       (48,054)
                                                         -------        -------

                                                       $  85,083      $  78,113
                                                       =========      =========

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE. 5           CONCENTRATION OF CREDIT RISK

                         The  Companies  maintain  cash  balances at a financial
                  institution located in the Northeast. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. The Companies perform periodic evaluations of the relative credit standing of the financial institutions with which it deals. The Companies have not experienced any losses in such accounts and believe they are not exposed to any significant credit risk on cash balances.


NOTE 6.           INCOME TAXES

                         A  reconciliation   of  the  differences   between  the
                  Companies' effective tax rates and the statutory Federal income tax rate of 34% in 1997 and 1996 is as follows:

                                                                                 1997             1996
                                                                                 ----             ----

                            Income tax benefit at statutory rate              ($234,355)       ($135,652)
                            Permanent differences                                 4,625              715
                            State income tax benefit,
                                net of Federal effect                           (44,709)         (26,191)

                            Increase in valuation allowance                     274,439          161,128
                                                                               --------          -------

                                                                            $         -      $         -
                                                                            ===========      ===========


                         The  deferred  tax assets at December 31, 1997 and 1996
                  of $443,000 and $168,000, respectively, have been offset by valuation reserves of an equal amount because management believes it is more likely than not that such assets will not be realized.

                         Net  operating  loss   carryforwards  of  approximately
                  $1,091,000 will generally expire between the years 2010 and 2012.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 7.           LEASE

                         Effective November 1, 1997, the Company entered into an
                  operating lease for its corporate office located in King of Prussia, Pennsylvania. The lease agreement is for a term of six months with a minimum monthly lease payment of $957. Rent expense for 1997 amounted to approximately $2,400.


NOTE 8.           SUBSEQUENT EVENTS

                         On January 1,1998,  NextGen Systems, Inc. issued 13,500
                  shares of common stock for total consideration of $13,500.

                         On  January  3, 1998,  $25,000  of notes  payable  were
                  converted into 10,000 shares of Media Solutions International, Inc. common stock.

                         On January 5, 1998, NextGen Systems, Inc. issued 25,000
                  shares of common stock for total consideration of $25,000.

                         On January 8, 1998,  approximately  1,050,000 shares of
                  MSII were redeemed for no consideration.

                         On January 9, 1998, 85 shares of NextGen Systems,  Inc.
                  were redeemed for no consideration.

                         On January 12, 1998,  NextGen  acquired Media Solutions
                  International, Inc. in exchange for stock, whereas NextGen was the surviving corporation. As a result of the merger, each share of MSII common stock was converted into five shares of NextGen.

                         On January 13, 1998,  $116,825 due to a stockholder was
                  converted into 183,385 shares of NextGen common stock.

                         On January  15,  1998,  NextGen  Systems,  Inc.  issued
                  37,000 of common stock for total consideration of $37,000.

                         On January 27, 1998,  prior to the transaction  between
                  NextGen Systems, Inc. and Royal American Mining Company, $35,000 of notes payable were converted into $35,000 shares of NextGen Systems, Inc.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 8.           SUBSEQUENT EVENTS (Continued)

                         On January  27,  1998,  the Board of  Directors  of the
                  Company approved a transaction with Royal American Mining Company ("Royal"), a Nevada corporation, whose only activity had been filing fee expenses during its fiscal year. Royal has had no significant revenue for the last three fiscal years. On January 29, 1998, the Exchange was completed as the Company obtained approval from 100% of its stockholders. On January 30, 1998, the Royal stockholders approved the transaction between NextGen and Royal, whereby the stockholders of NextGen exchanged 100% of the outstanding common stock of NextGen for 90% of the outstanding common stock of Royal (the "Exchange"). The Exchange was accounted for as a reverse acquisition whereby NextGen, in substance, acquired Royal, allocating the fair value of Royal shares exchanged over the assets and liabilities of NextGen prior to the merger; therefore, no goodwill was recognized. Accordingly, the historical financial statements are those of the accounting acquirer, NextGen and not the financial statements of the legal acquirer, Royal. No value was ascribed to Royal's net operating loss carryforwards as a result of potential decrease and/or limitations in these carryforwards due to and subsequent to the change in control. The costs of the Exchange, which are estimated to be $90,000 will be charged to expense.

                         In connection with the Exchange, Royal changed its name
                  to Capita Research Group, Inc. In addition, the Board of Directors approved a 2 for 1 stock split whereby the present stockholders will be entitled to two shares for each share owned by them in Royal. Currently, Capita Research Group, Inc. is in the process of filing Form 10-SB with the Securities and Exchange Commission to register all of its 100,000,000 shares of common stock with a par value of One Mill ($0.001) per share.

               NEXTGEN SYSTEMS, INC. AND SUBSIDIARY AND AFFILIATE
                          (Development Stage Companies)

                          NOTES TO FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 1997 AND 1996



NOTE 9.           GOING CONCERN

                         The Companies  financial  statements are prepared using
                  generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Companies do not have significant cash or other material assets nor do they have an established source of revenues sufficient to cover their operating costs and to allow them to continue as a going concern. It is the intent of the Companies to generate revenue through the sales of its software and hardware products. During the later part of the Fiscal 1997, the Companies focused its energies on raising capital to begin the manufacturing and marketing of its products. Toward these ends, the Companies engaged a public relations firm to aid in the raising of capital and to present seminars on its technology. Management believes, with successful completion of a financial package, that delivered sales of the Companies' products will occur. In the opinion of management, sales of the Companies' products, together with the proceeds from the sale of their common stock, will be sufficient for them to continue as a going concern.


NOTE 10.          DEFICIT ACCUMULATED DURING DEVELOPMENT STAGE

                         The deficit  accumulated  during the development  stage
                  was $1,202,528, which includes a loss of $114,273 from the inception of the combined companies through December 31, 1995. There were no transactions which occurred from the inception of the Companies through December 31, 1995 which were qualitatively or quantitatively material to the 1997 or 1996 combined financial statements.

                              CAPITA RESEARCH GROUP
                                    PRO FORMA
                        CONSOLIDATED FINANCIAL STATEMENT

                                DECEMBER 31, 1997

                           CAPITA RESEARCH GROUP, INC.
                  PRO FORMA CONSOLIDATING FINANCIAL STATEMENTS
                                   (UNAUDITED)


        The following unaudited pro forma consolidating financial statements give effect certain transactions, including a business combination, whereby NextGen Systems, Inc. ("NextGen") exchanged 100% of its common stock for 90% of the outstanding common stock of Royal American Mining Properties Ltd. ("Royal") (which subsequently changed its name to Capita Research Group, Inc.) and a forward split of two shares of Royal for each of its common shares existing prior to the transaction with NextGen. The pro forma balance sheet gives effect to all the transactions as if they occurred on December 31, 1997. The pro forma balance sheet is presented for informational purposes only and does not purport to be indicative of the financial condition that actually would have resulted if the merger had been consummated at December 31, 1997. The pro forma statement of operations for the year ended December 31, 1997, gives effect to all business transactions as if they occurred on January 1, 1997. The pro forma statement of operations is also presented for informational purposes only and does not purport to be indicative of the results of operations that actually would have been achieved if the merger had been consummated on January 1, 1997, nor is it indicative of the combined companies future results. The pro forma adjustments relate to various transactions which occurred subsequent to December 31, 1997 and which occurred prior to the merger. These pro forma financial statements should be read in conjunction with the separate historical financial statements of NextGen Systems, Inc. and Subsidiary and Affiliate and Royal American Mining Properties Ltd., and the notes therein.

        The pro forma consolidating statement of operations includes the results of operations of NextGen and Media Solutions International, Inc. ("MSII") on a pro forma basis as though their business combination occurred on January 1, 1997. On January 12, 1998, NextGen acquired MSII in exchange for stock. The exchange will be accounted for as a corporate reorganization of entities under common control, at historical cost, similar to pooling accounting. For a description of the merger see the Notes to the Combined December 31, 1997 Financial Statements of NextGen Systems, Inc. and Subsidiary and Affiliate.

        The pro forma consolidating statement of operations also includes the results of operations of Royal on a pro forma basis as though the business combination occurred on January 1, 1997. On January 27, 1998, NextGen merged with Royal in transaction accounted for as a "reverse acquisition." NextGen in substance acquired Royal, allocating the fair value of the Royal shares exchanged over the relative fair values of assets and liabilities (assumed to equal book value) of NextGen prior to the merger. Therefore no goodwill was recognized. For a description of the merger see the Notes to the Combined December 31, 1997 Financial Statements of NextGen Systems, Inc. and Subsidiary and Affiliate.

        In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data.

                              CAPITA RESEARCH GROUP

                      PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)


                                                            ASSETS
                                                                                           PRO FORMA          PRO FORMA
                                                                             1997          ADJUSTMENTS        CONSOLIDATED
                                                                             ----          -----------        ------------
CURRENT

     Cash in banks                                                       $     15,190      $     75,500 (1)      $     90,690
     Accounts receivable                                                        2,000                 -                 2,000
                                                                      ----------------    --------------       ---------------

           Total current assets                                                17,190            75,500                92,690
                                                                      ----------------    --------------       ---------------

EQUIPMENT - NET                                                                85,083                 -                85,083
                                                                      ----------------    --------------       ---------------

OTHER ASSETS
     Organization costs - net                                                  19,638                 -                19,638
     Deposits                                                                   4,929                 -                 4,929
                                                                      ----------------    --------------       ---------------

           Total other assets                                                  24,567                 -                24,567
                                                                      ----------------    --------------       ---------------


                                                                        $     126,840      $     75,500         $     202,340
                                                                      ================    ==============       ===============

              LIABILITIES AND STOCKHOLDERS' DEFICIENCY
CURRENT LIABILITIES
     Accounts payable                                                    $     82,576       $         -          $     82,576
     Accrued expenses                                                          78,432            90,000               168,432
     Notes payable                                                             60,000           (60,000)(2)(3)              -
     Due to stockholders                                                      225,791          (116,825)(2)           108,966
                                                                      ----------------    --------------         -------------

           Total current liabilities                                          446,799           (86,825)              359,974
                                                                      ----------------    --------------         -------------

STOCKHOLDERS' DEFICIENCY Common stock, NextGen Systems, Inc.
        $1.00 par value, 3,000,000 shares authorized;
        issued and outstanding, 337,435 in 1997 and 500 in 1996               337,435          (337,435)(4)                 -

     Common stock, Media Solutions International, Inc.
        $.01 par value, 10,000,000 shares authorized;
        issued and outstanding, 1,260,100 in 1997 and 1,926,750 in
        1996                                                                   12,601           (12,601)(4)                 -

     Common stock, Capita Research Group, Inc.
        $0.001 par value, 100,000,000 shares authorized:
        9,580,000 shares issued and outstanding                                     -             9,580 (4)             9,580

     Additional paid-in capital                                               532,533           659,341 (5)         1,191,874
     Deficit accumulated during development stage                         (1,202,528)          (156,560)(6)(7)     (1,359,088)
                                                                      ----------------    --------------        --------------

           Total stockholders' deficiency                                   (319,959)           162,325              (157,634)
                                                                      ----------------    --------------       ---------------

                                                                        $     126,840      $     75,500         $     202,340
                                                                      ================    ==============       ===============





               See Notes to Pro Forma Consolidating Balance Sheet.

                              CAPITA RESEARCH GROUP

               NOTES TO THE PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)


NOTE        1.
                         Adjustment  to record  $75,500 of proceeds from various
                  sales aggregating 75,500 shares of NextGen Systems, Inc. common stock, all at $1 per share.


NOTE        2.
                         Adjustment  to record the  conversion of a $35,000 note
                  payable and $116,825 due to a shareholder, into 218,385 common shares of NextGen Systems, Inc (see Note 4).


NOTE        3.

                         Adjustment  to record the  conversion of a $25,000 note
                  payable  into  10,000   common   shares  of  Media   Solutions
                  International, Inc. (see Note 4).

NOTE        4.
                         Adjustments  to  record  the  effect  of the  following
                  equity transactions on common stock:

                                                                                          NextGen           MSII         CAPITA
                                                                                          -------           ----         ------
                    Sale and issuance of 75,500 shares of NextGen
                    Systems, Inc. common stock                                        $      75,500    $          -    $         -

                    Redemption of 85 shares of NextGen and 1,050,250 shares
                    of Media Solutions International, Inc. for no
                    consideration                                                               (85)        (10,502)             -

                    Merger of NextGen Systems, Inc. and Media Solutions
                    International; issuance of 1,099,250 shares of NextGen
                    Systems, Inc. in exchange for 219,850 shares of Media
                    Solutions International, Inc.                                         1,099,250          (2,199)             -

                    Conversion of debt to equity (see Notes 2 and 3, above)                 218,485             100              -

                    Merger of NextGen and Royal; exchange of 1,730,485 shares of
                    NextGen for 8,622,000 shares of Royal;  forward 2:1 split of existing 479 Royal shares;  subsequent to the exchange Royal
                    had 9,580,000 shares outstanding                                     (1,730,485)              -          9,580
                                                                                       ------------    ------------    -----------

                    Proforma adjustments to common stock                               $   (337,335)   $    (12,601)   $     9,580
                                                                                       ============    ============    ===========

                                     - 3 -

                              CAPITA RESEARCH GROUP

                      PRO FORMA CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1997
                                   (UNAUDITED)


NOTE        5.

                         Adjustments  to  record  the  effect  of the  following
                    equity transactions on additional paid-in capital:

                                                                                    NextGen        MSII        Capita       Total
                                                                                    -------        ----        ------       -----
                    Adjustment to record the redemption and retirement of
                    common stock for no consideration                             $         85      $10,502     $      -     $10,587

                    Paid in capital resulting from the issuance of 10,000
                    shares of Media Solutions International, Inc. for the
                    conversion of a $25,000 note payable                                     -       24,900            -      24,900

                    Redemption  and  retirement  of 219,850  shares of Media
                    Solutions  International,  Inc. which were exchanged for
                    1,099,250 shares of NextGen                                              -        2,199            -       2,199

                    Recapitalization  resulting  from the  merger of NextGen
                    and Royal                                                                -            -      621,655     621,655
                                                                                  ------------  -----------      -------     -------

                    Proforma adjustments to additional paid in capital            $         85    $  37,601     $621,655    $659,341
                                                                                  ============    =========     ========    ========



                           CAPITA RESEARCH GROUP
                                        .
                PRO FORMA CONSOLIDATING STATEMENTS OF OPERATIONS

                          YEARS ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                                                                              PRO FORMA
                                                      1997             ADJUSTMENTS           CONSOLIDATED
                                                      ----             -----------           ------------

REVENUE                                             $    81,894           $     -          $    81,894
                                                 ---------------   ---------------     ---------------

EXPENSES
     Research and development                           118,241                 -              118,241
     Salaries and consulting fees                       234,462            66,560              301,022
     Advertising and promotion                            9,916                 - (6)            9,916
     General and administrative                         389,103            90,000 (7)          479,103
                                                 ---------------   ---------------     ---------------

        Total expenses                                  751,722           156,560              908,282
                                                 ---------------   ---------------     ---------------

OTHER INCOME (EXPENSE)
     Gain on disposition of asset                             -                 -                    -
     Interest expense                                   (19,452)                -               19,452
                                                 ---------------   ---------------     ---------------
        Total other expense                             (19,452)                -               19,452
                                                 ---------------   ---------------     ---------------

NET LOSS BEFORE PROVISION FOR INCOME TAXES             (689,280)                -             (845,840)

PROVISION FOR INCOME TAXES                                    -                 -                   -
                                                 ---------------   ---------------     ---------------

NET LOSS                                             $ (689,280)       $  156,560           $ (845,840)
                                                 ===============   ===============     ===============

NET LOSS PER SHARE, BASIC AND DILUTED                 $   (0.40)                             $   (0.09)
                                                 ===============                       ===============

WEIGHTED AVERAGE SHARES OUTSTANDING                   1,736,458                              9,580,000 (8)
                                                 ---------------                       ---------------




          See Notes to Pro Forma Consolidating Statement of Operations

                           CAPITA RESEARCH GROUP

          NOTES TO THE PRO FORMA CONSOLIDATING STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1997
                                   (UNAUDITED)



NOTE 6.
                   Adjustment to record consulting fees recorded in
                   conjunction with the conversion of an amount due to a
                   shareholder, into equity                                                 $  66,560


NOTE 7.
                   Adjustment to record the estimated costs of the exchange
                   between NextGen Systems, Inc. and Royal American Mining
                   Company                                                                     90,000
                                                                                               ------
                   Pro forma adjustments to expenses                                        $ 156,560
                                                                                            =========


NOTE 8.
                         Weighted  average  shares are  computed  based upon the
                  weighted average shares actually outstanding after giving effect to the exchange between NextGen and Royal which took place on January 27, 1998.

PART III

--------------------------------------------------------------------------------
ITEM 1.  INDEX TO EXHIBITS
--------------------------------------------------------------------------------



         The following exhibits are filed with this Form 10-SB:

Assigned
Number                     Description
------                     -----------

3(i)              Articles of Incorporation
3(ii)             By-laws of the Company

10.      Material Contracts:

         (a)      NASA License Agreement
         (b)      Exchange  Agreement  dated  January 27, 1998 between  David B.
                  Hunter,   Exchange  Agent  for  the  stockholders  of  NextGen
                  Systems, Inc., and Royal American Mining Properties, Ltd.

27.      Financial Data Schedule


--------------------------------------------------------------------------------
ITEM 2.  DESCRIPTION OF EXHIBITS
--------------------------------------------------------------------------------

         The documents required to be filed under Item 2 are listed in Item 1 of this Part III above.

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 1998.


                                            CAPITA RESEARCH GROUP, INC.



                                            By:      /s/David B. Hunter
                                               ---------------------------
                                                     David B. Hunter
                                                     President




                                            By:      /s/Michael J. Kline
                                               ----------------------------
                                                     Michael J. Kline
                                                     Secretary


                                       26